SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Hertz Global Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

42806J106

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Galvanic Portfolios, L.L.C. 46-0698436

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,210

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Manager II, L.L.C. 46-0698590

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,210

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw Adviser II, L.L.C. 46-0698533

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,210

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,210

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,210

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.L.C. 13-3799946

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,218

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,218

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,218

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) D. E. Shaw & Co., L.P. 13-3695715

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,218

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IA, PN

CUSIP No. 42806J106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) David E. Shaw

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,319,218

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,319,418

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,319,418

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer
Hertz Global Holdings, Inc.

	(b)	Address of Issuer's Principal Executive Offices
8501 Williams Road
Estero, Florida 33928

Item 2.
	(a)	Name of Person Filing
D. E. Shaw Galvanic Portfolios, L.L.C.
D. E. Shaw Manager II, L.L.C.
D. E. Shaw Adviser II, L.L.C.
D. E. Shaw & Co., L.L.C.
D. E. Shaw & Co., L.P.
David E. Shaw

	(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is:
1166 Avenue of the Americas, 9th Floor
New York, NY 10036

	(c)	Citizenship
D. E. Shaw Galvanic Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Manager II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw Adviser II, L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.
D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.
David E. Shaw is a citizen of the United States of America.

	(d)	Title of Class of Securities
Common Stock, par value $0.01

	(e)	CUSIP Number
42806J106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

As of December 31, 2018:

(a)	Amount beneficially owned:

	D. E. Shaw Galvanic Portfolios, L.L.C.:	4,319,210 shares

	D. E. Shaw Manager II, L.L.C.:	4,319,210 shares
This is composed of 4,319,210 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

	D. E. Shaw Adviser II, L.L.C.:	4,319,210 shares
This is composed of 4,319,210 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C.

	D. E. Shaw & Co., L.L.C.:	4,319,218 shares
This is composed of (i) 4,319,210 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C. and (ii) 8 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw & Co., L.P.:	4,319,418 shares
This is composed of (i) 4,319,210 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 8 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 200 shares under the management of D. E. Shaw Investment Management, L.L.C.

David E. Shaw:	4,319,418 shares
This is composed of (i) 4,319,210 shares in the name of D. E. Shaw Galvanic Portfolios, L.L.C., (ii) 8 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., and (iii) 200 shares under the management of D. E. Shaw Investment Management, L.L.C.

(b)	Percent of class:
	D. E. Shaw Galvanic Portfolios, L.L.C.: D. E. Shaw Manager II, L.L.C.: D. E. Shaw Adviser II, L.L.C.: D. E. Shaw & Co., L.L.C.:	5.1% 5.1% 5.1% 5.1%
	D. E. Shaw & Co., L.P.:	5.1%
	David E. Shaw:	5.1%

(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the vote:
		D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
		D. E. Shaw Manager II, L.L.C.:	-0- shares
		D. E. Shaw Adviser II, L.L.C.:	-0- shares
		D. E. Shaw & Co., L.L.C.:	-0- shares
		D. E. Shaw & Co., L.P.:	-0- shares
		David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Galvanic Portfolios, L.L.C.:	4,319,210 shares
	D. E. Shaw Manager II, L.L.C.:	4,319,210 shares
	D. E. Shaw Adviser II, L.L.C.:	4,319,210 shares
	D. E. Shaw & Co., L.L.C.:	4,319,218 shares
	D. E. Shaw & Co., L.P.:	4,319,218 shares
	David E. Shaw:	4,319,218 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Galvanic Portfolios, L.L.C.:	-0- shares
	D. E. Shaw Manager II, L.L.C.:	-0- shares
	D. E. Shaw Adviser II, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Galvanic Portfolios, L.L.C.:	4,319,210 shares
	D. E. Shaw Manager II, L.L.C.:	4,319,210 shares
	D. E. Shaw Adviser II, L.L.C.:	4,319,210 shares
	D. E. Shaw & Co., L.L.C.:	4,319,218 shares
	D. E. Shaw & Co., L.P.:	4,319,418 shares
	David E. Shaw:	4,319,418 shares

David E. Shaw does not own any shares directly. By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and the managing member of D. E. Shaw Investment Management L.L.C. and D. E. Shaw Adviser II, L.L.C., which in turn is the investment adviser of D. E. Shaw Galvanic Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C. and the managing member of D. E. Shaw Manager II, L.L.C., which in turn is the manager of D. E. Shaw Galvanic Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 4,319,218 shares, and the shared power to dispose or direct the disposition of 4,319,418 shares, the 4,319,418 shares as described above constituting 5.1% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 4,319,418 shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Galvanic Portfolios, L.L.C., D. E. Shaw Manager II, L.L.C., D. E. Shaw Adviser II, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated March 1, 2017, granted by David E. Shaw in favor of Nathan Thomas, are attached hereto.

Dated: February 14, 2019

D. E. Shaw Galvanic Portfolios, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Manager II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw Adviser II, L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

D. E. Shaw & Co., L.L.C.

By:	/s/ Nathan Thomas
Nathan Thomas
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Nathan Thomas
Nathan Thomas
Chief Compliance Officer

David E. Shaw

By:	/s/ Nathan Thomas
Nathan Thomas
Attorney-in-Fact for David E. Shaw